# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PRESIDIO PRODUCTION Co, CIK 0002083125
CUSIP: 74102N101
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 500 W. 7th Street, Suite 1500, Fort Worth, Texas (TX), 76102
Date of event which requires filing of this statement: 09/09/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002115587

## Reporting persons
- EQV Resources Intermediate LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: In computing the percentage ownership, the Reporting Person has assumed that there are 29,652,058 shares of Class A Common Stock outstanding as set forth on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2026. This Amendment No. 1 ("Amendment No. 1") to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on April 7, 2026 constitutes an exit filing, as the Reporting Person has ceased to be the beneficial owner of more than 5.0% of the Issuer's total Class A Common Stock outstanding.
- EQV Resources Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: In computing the percentage ownership, the Reporting Person has assumed that there are 29,652,058 shares of Class A Common Stock outstanding as set forth on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2026. This Amendment No. 1 constitutes an exit filing, as the Reporting Person has ceased to be the beneficial owner of more than 5.0% of the Issuer's total Class A Common Stock outstanding.

## Item 1. Issuer
Name of issuer: PRESIDIO PRODUCTION Co
Address of issuer's principal executive offices: 500 W. 7th Street, Suite 1500, Fort Worth, Texas 76102.

## Item 2. Person Filing
Name of person filing: This Schedule 13G is jointly filed pursuant to a Joint Filing Statement by and between (i) EQV Resources Partners LLC and (ii) EQV Resources Intermediate LLC, incorporated by reference herein to Exhibit 99.1 of Schedule 13G filed by the Reporting Persons on April 7, 2026.
Address of principal business office or, if none, residence: The business address of the Reporting Persons is 1090 Center Dr., Park City, Utah 84098.
Citizenship: EQV Resources Partners LLC is a Delaware limited liability company. EQV Resources Intermediate LLC is a Delaware limited liability company and wholly owned subsidiary of EQV Resources Partners LLC.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.
Percent of class: The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.
Sole power to vote or to direct the vote: The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.
Shared power to vote or to direct the vote: The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Statement (incorporated by reference to Exhibit 99.1 of Schedule 13G filed by the Reporting Persons on April 7, 2026).

## Signatures
- EQV Resources Intermediate LLC: /s/ Jerome Silvey, Jerome Silvey/President (09/10/2026)
- EQV Resources Partners LLC: /s/ Jerome Silvey, Jerome Silvey/President (09/10/2026)